TAHERA

DIAMOND CORPORATION

FIRST QUARTER REPORT

(Three months ended March 31, 2007)

Management's Discussion and Analysis

Readers of the following discussion and analysis should refer to the Company's unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2007 and the audited consolidated financial statements for the years ended December 31, 2006 and 2005 and the related Management's Discussion and Analysis where necessary. The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise specified. This management's discussion and analysis is dated as of May 3, 2007. Additional information relevant to the Company's activities, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com or the Company's website at www.tahera.com.

Cautionary Statement Regarding Forward Looking Information

This MD&A contains "forward looking information" that reflects Tahera Diamond Corporation's current beliefs, plans, objectives, estimates, intentions, expectations and projections about its future results. When used in this MD&A, words such as "estimate", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking information, which is based on the opinions and estimates of management at the date the statements are made. By its very nature, forward looking information is subject to risks and uncertainties and other factors that could cause Tahera Diamond Corporation's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, forward-looking information. These risks, uncertainties and factors may include, but are not limited to exposure to interest rate fluctuations, foreign currency risks, changes in federal, provincial and territorial laws, rules and regulations relating to the Company's business and environmental matters, changes in tax regulations and accounting pronouncements, the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other data, fluctuating commodity prices, unforeseeable adverse climate conditions, the possibility of cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, other factors and the accuracy of management's assumptions.

Specifically, in making statements concerning future estimated grades the Company has assumed that mining operations will proceed in the normal course according to schedule and that the statistical computations and the assumptions used and judgments made in interpreting engineering and geological information will prove to be correct. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered may differ materially from the Company's estimates. With respect to statements concerning diamond prices, Tahera has assumed that current world economic conditions and current rough diamond supply and demand fundamentals will not materially change. Operating cost estimates have been based on the Company's experience to date; however increases in labour and fuel costs and any unforeseen mining issues could materially impact these forecasts. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A and the Company's latest Annual Information Form filed on www.SEDAR.com, actual events may differ materially from current expectations. Tahera Diamond Corporation disclaims any intention or obligation to update or

revise any forward-looking information, whether as a result of new information, future events or otherwise.

The following MD&A makes reference to certain non-GAAP financial measures such as cash operating costs and value of production to assist the reader in assessing the Company's financial performance. Non-GAAP financial measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-GAAP Financial Measures".

Overview

Jericho Diamond Mine

- The total number of dry tonnes processed was 171,000 for the first quarter of 2007, at an average grade of 0.44 carats per tonne, resulting in carat production of 74,500 carats.

- The value of production for the first quarter of 2007, based on Government Diamond Valuation ("GDV") values, was $6.4 million USD. When applying exchange rates at the time of the GDV valuation dates, the equivalent Canadian dollar value of production was $7.3 million. The total cash operating cost related to the production of these goods was $17.1 million.

- The 2007 winter road was open for approximately 10 weeks, allowing the Company to fully mobilize all of its desired supplies, equipment, and spares that it needs for the upcoming year.

- Operational issues lead to the completion of various analyses and assessments conducted through the utilization of the Technical Support Agreement with Teck Cominco Limited ("Teck"). The following improvement items have or will be addressed over the next two quarters:
  - Reduced throughput to focus mining efforts on waste stripping.
  - Purchased, mobilized and commissioned a jaw crusher to improve plant efficiency.
  - Introduced smaller sieve size screen on primary screen in order to capture a greater proportion of smaller goods.
  - Independent batch testing of the different geological lobes will be completed.
  - Process plant monitoring program to be completed.
  - Complete conversion to rotary drill use in the pit blasting program is being investigated.
  - Realignment of pit ramps and benches will be undertaken.
  - Improved grade control measures are being implemented.

Corporate

- Continuing negative cash flows being experienced at the Jericho Diamond Mine operations, combined with the requirement to fund winter road inventory purchases, led to the completion of a $22.5 million financing on April 17, 2007.

- Mr. Grant Ewing, Executive Vice President, Corporate Development and Mr. Daniel Johnson, Executive Vice President, Operations have advised that they will be leaving the Company during the second quarter to pursue other business interests.

Exploration

- A 500-tonne bulk sample was collected on the JD-3 kimberlite and sent for processing at De Beers Canada Inc.'s dense media separation laboratory in Grand Prairie. Processing results are expected late in the year.

- A drilling program on the Anuri kimberlite began during the quarter and is expected to be completed by the end of May.

- A geophysics program will be completed on the Rockinghorse, Polar and Jericho properties.

- 2007 exploration programs are budgeted at $8 million and will be funded through existing flow-through funds.

Jericho Diamond Mine

Performance at the Jericho Diamond Mine during the first quarter of 2007 was similar to the experience of the fourth quarter of 2006. Grades and the resulting diamond output continued to be below expectations, leading to further financial losses. As indicated in the Company's 2006 annual report, operational issues lead to the completion of various analyses and assessments, conducted with the assistance of Teck pursuant to the technical support agreement with Teck. The review evaluated the effectiveness of all mine site functions and identified areas of weakness and risk. An implementation team was mobilized during the quarter to address the items that were identified for improvement. As part of the technical support arrangements between Tahera and Teck, Teck has seconded to Tahera one of its senior mining professionals, to provide technical support and advice to the senior management of Tahera in connection with the program of operational improvements at the Jericho Diamond Mine. The individual seconded is in the position for an indefinite period and will eventually be replaced by a permanent site-based director of operations.

One of the priority items previously identified, resulting from the shortage of fuel supply in 2006, was the need to catch up on waste stripping, in order to expose greater areas of the pit and thereby enable mining and stockpiling of the various ore types found in the kimberlite. The ability to stockpile sufficient quantities of kimberlite will enable consistent blending of ore feed to the processing plant, which reduces the strain and wear placed on the plant circuit, improving the overall efficiency of the plant and maximizing throughput. In addition, once adequate stockpiles are developed, higher grade material could be preferentially processed, if this was deemed to be advantageous. Beginning in March, the Company began to purposely reduce plant throughput and focus its mining efforts on waste stripping. This initial effort is expected to be completed by June 2007, at which point the entire 430-metre bench level will have been exposed. During this period of reduced plant throughput, the Company will be mining an existing stockpile of oversized material and the remainder of material found on the 440-metre bench level. This material is sourced from the central, north, south, and F1 zones.

As previously reported, plant throughput was negatively impacted during 2006 due to issues caused by excessive wear and unavailability of the primary roll crusher in the diamond processing plant. The excessive wear on the roll crusher was primarily due to harder ore reporting to the plant circuit, which allowed oversized material to be fed to the downstream processes, resulting in high re-circulating loads,

which restricted the ore feed rates and lead to higher plant down time and lower throughput. As a result, the Company purchased and mobilized via the 2007 winter road a jaw crusher, which will crush oversized material before it is fed to the primary roll crusher. This jaw crusher has been commissioned and is now operating at the mine. The standard utilization of the jaw crusher is yet to be determined, as the crushing processes are still under review, however it is expected that the introduction of this jaw crusher will improve the efficiency of the plant circuit.

The Company engaged AMEC Earth & Environmental during the month of April to conduct a process audit and to establish and implement a process monitoring program for the plant operations. The objective of this program is to evaluate the effectiveness of the process plant recovery systems and to make specific recommendations as to process improvements for the plant. The monitoring program is expected to be carried out over the next few months. Initial feedback from the site visit has suggested that the use of a smaller sieve size screen on the primary screen may be appropriate in order to capture a greater proportion of the smaller goods. When analyzing the size distribution of production achieved to date, it appears that the recovery of diamonds approximately one millimetre in size is below what might have been expected when comparing to the bulk sample size distribution data. The impact of the use of a smaller sieve size could be as much as 10% of total goods produced by weight. The inclusion of these goods at the smaller sizes would likely negatively impact the average dollar value per carat but should increase the average dollar value per tonne. Reducing the sieve size will, however, reduce the effective throughput capacity of the plant and, therefore, a balance of the two will need to be achieved in order to maximize total revenue.

As mentioned above, the Company has purposely reduced plant throughput in order to catch up on waste stripping and to carry out the required analysis per the plant process monitoring program. The processing plant operated at an average of 43% of the rated capacity for April with an expectation to move to an average of 70% in May, an average of 90% in June, and an average of 100% thereafter, which will result in approximately 480,000 tonnes processed for all of 2007.[1] The plant operated at an average rate of 1,900 tonnes per day during the first quarter of 2007, which was approximately equal to the average for the fourth quarter of 2006. The plant operated at an average rate of 2,200 tonnes per day for the month of February, demonstrating that the plant can be run at a rate higher than the rated capacity for an extended period of time.

Once the 430-metre bench level has been exposed, independent batches of the different geological lobes will be mined and processed in order to determine the associated grades and values, which will be used to develop the ultimate mine plan. Also, the batch testing will assist in determining the optimal blending combinations for the plant feed. This process, along with the process plant monitoring program, is expected to be completed late in the third quarter. Finally, significant stockpiles of kimberlite will need to be mined in order to accommodate the program of blending ore. These stockpiles should be available by the fourth quarter of this year.

Other initiatives include the complete conversion to rotary drill use in the pit blasting program. The use of rotary drills has several potential benefits including cost savings, resulting from a reduction in drilling meterage and explosive consumption through the use of larger diameter drill holes. Also, a realignment of the pit ramps and benches will be undertaken with an objective of reducing haul times, thereby improving

[1] Refer to the cautionary statement regarding forward looking financial information at the beginning of management's discussion and analysis.

mining efficiency. Other mining efficiencies are being discussed with the Company's mining contractors. Two full-time geologists have been assigned to the mine site in order to improve grade control measures, by minimizing dilution. The Company has hired or is in discussions with various personnel to fill certain gaps in its operating team.

The 2007 winter road was open for approximately 10 weeks, allowing the Company to fully mobilize all of its desired supplies, equipment and spares that it needs for the upcoming year. In total, 12 million litres of diesel fuel and 3,150 tonnes of ammonium nitrate ("AN") prill were shipped to site. Fuel is needed for power generation, heating, mobile equipment and for the manufacture of explosives. AN prill is used for the manufacture of explosives. These are the two most critical items to mobilize on the winter road in order to reduce transportation costs for the year. Additional supplies and spares were also mobilized. In total, the Company purchased and mobilized $14.5 million worth of goods during the winter road period. The value of the AN prill, totalling $1.6 million, is not included in this total as the explosives contractor is responsible for the initial purchase of the AN prill, and then charges the Company when it is consumed. The Company now has an inventory of certain critical spares needed for the operation of the processing plant. In addition, its mining contractor maintains a critical spare inventory for all mining equipment. Items which are not held in inventory can be sourced and mobilized by plane during the year.

The value of production for the first quarter of 2007, based on GDV values, was $7.3 million USD, compared with $6.4 million USD in the fourth quarter of 2006. When applying exchange rates at the time of the GDV valuation dates, the equivalent Canadian dollar value of production was $7.3 million for the first quarter of 2007 and $7.4 million for the fourth quarter of 2006. Final sales values for this production and the ultimate exchange rates achieved when USD funds are converted may give rise to differences from the above figures.

The cash operating cost related to the production of these goods was $17.1 million for the first quarter of 2007 and $16.3 million for the fourth quarter of 2006. Certain of the cash items consumed during these periods were purchased and paid for in a prior period. The Company mobilized 1.7 million litres of diesel fuel and 600 tonnes of AN prill by air at the end of 2006 and the beginning of 2007, as a result of the reduced inventory supply received in 2006 due to the short availability of the winter road. The additional transportation cost of the fly in program compared with the trucking cost on the 2006 winter road was approximately $1.00 per litre of diesel and $1,250 per tonne of AN prill. These additional transportation costs negatively impacted operating costs during the first quarter of 2007 when compared to the fourth quarter of 2006.

The total number of dry tonnes processed was 171,000 for the first quarter of 2007 at an average grade of 0.44 carats per tonne resulting in carat production of 74,500 carats. In the fourth quarter of 2006, 172,000 tonnes were processed at an average grade of 0.42 carats per tonne resulting in carat production of 72,600 carats. The grades achieved during the quarter were 0.38 carats per tonne for January, 0.44 carats per tonne for February, and 0.49 carats per tonne for March. During the month of April, the Company processed 25,500 tonnes at an average grade of 0.67 carats per tonne, resulting in approximately 17,000 carats. Approximately 50% of the kimberlite material processed during the first quarter was sourced from the F1 lobe of the kimberlite, 40% was from the north lobe and the remaining 10% from the central lobe. Previously, the Company had indicated that a modeled grade of 0.85 carats per tonne was expected to be achieved over the course of 2007. In light of the recovery levels for the first quarter, the average grade of 0.85 carats per tonne for 2007 is no longer achievable. At this point, management continues to believe that

the overall modeled resource grade prediction of 0.85 carats per tonne for the Jericho kimberlite resource material is valid.[1] Additional recovery results and independent lobe batch testing to be completed in the second and third quarters of 2007 will assist Tahera in making a determination with respect to the overall modeled resource grade prediction.

The total cash operating cost per carat produced and per tonne processed were $230.00 per carat and $100.00 per tonne, respectively, for the first quarter of 2007. These costs include all mining, processing and related overhead charges for the quarter. The comparable totals for the fourth quarter of 2006 were $224.00 per carat and $94.00 per tonne. The value of production, based on GDV values, was $99.00 per carat and $43.00 per tonne for the first quarter of 2007, compared with $101.00 per carat and $43.00 per tonne for the fourth quarter of 2006.

The Company held three GDV sites during the quarter. In total, 87,200 carats were valued with an average value of $88.00 USD per carat. The diamonds valued included goods produced from November 25, 2006 to March 14, 2007. An additional site was held in April 2007 at which 25,000 carats were valued at an average value of $86.00 USD per carat.

Mr. Dan Johnson is Tahera's qualified person as defined in National Policy 43-101 for its Jericho property and has supervised the preparation of the technical information included in this report. Mr. Johnson is an officer of Tahera and is not considered independent of the Company.

Corporate

The continuing negative cash flows being experienced from the Jericho Diamond Mine operations, combined with the requirement to fund winter road inventory purchases, led to the completion of a $22.5 million financing on April 17, 2007. The Company issued 22.5 million units at $1.00 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to acquire one additional common share on or before April 17, 2009 at an exercise price of $1.40 per common share. This financing was applied to reduce existing trade payables and fund operational losses, and to provide Tahera with the ability to further develop and implement its program of operational improvements at the Jericho Diamond Mine. Despite this financing, if the negative cash flow generated by the Jericho Diamond Mine continues at the current level, Tahera will require further financing.[1]

As part of the financing completed subsequent to the quarter end, Tiffany waived its right to have the proceeds of the placement applied to the loans it has provided to the Company. Subsequent to quarter end, the Company drew $2.5 million from the working capital credit facility. The working capital facility is now fully drawn and is scheduled to be repaid at the end of 2007. Total scheduled repayments for both of the Tiffany loans are approximately $3.8 million on September 30, 2007 and $11.3 million on December 31, 2007. Scheduled quarterly repayments beginning in the first quarter of 2008 are approximately $3 million. The Company has held preliminary discussions with Tiffany with regard to delaying these scheduled payments. Tiffany indicated there would be a potential to convert certain of these to common shares and/or delay these repayments if the Jericho Diamond Mine demonstrates improved operations over the next

[1] Refer to the cautionary statement regarding forward looking financial information at the beginning of management's discussion and analysis.

few months. The conversion into common shares or delay of the repayments is, however, not a certainty. In addition, the Company will need to restock its inventory on the 2008 winter road at a cost of between $15 million and $17 million. In order for the Company to meet these obligations, a combination of improved operations, Tiffany debt concessions and potential additional financings will need to be achieved or obtained during the remainder of the year.[1]

The total cost of goods sold recorded on the statement of loss and deficit was $29.0 million for the quarter ended March 31, 2007. This amount is made up of operating expenses totalling $23.8 million and amortization of $5.3 million. The Company values its inventory at the lower of cost and net realizable value. Since the cost to produce the goods held as inventory at March 31, 2007 exceeded the related net realizable value, these goods were recorded at net realizable value. The difference between the cost and the net realizable value was $14.3 million. This amount was included in the total cost of goods sold for the period, which increased the cost of goods sold when compared to the amount of revenue recorded for the same period.

Diamond Market

The Diamond Trading Company ("DTC") announced in late December 2006 that the availability of goods in the first half of 2007 would be constrained, helping market sentiment, as has the perception at the January GDV site that DTC box assortments had improved and, as a result, 2007 has started on a positive note. Holiday sales in December 2006 were better than expected and, therefore, have also contributed to an improved market mood. In general, the market for the first quarter was improved over the fourth quarter of 2006, with larger goods remaining at 2006 levels, while increases were experienced in the smaller, cheaper goods.

Exploration

During the first quarter of 2007, the Company completed a bulk sample designed to collect approximately 500 tonnes of kimberlite on the JD-3 kimberlite, which is located seven kilometres southwest of the Jericho Diamond Mine. The program objective is to obtain sufficient diamond quantities in order to estimate diamond values, to determine whether the kimberlite could provide additional mine feed to the Jericho Diamond Mine once the Jericho kimberlite is fully mined. In total, five holes were drilled by reverse circulation using 17.5" diameter drill holes. The program was completed by late March and the drill rig has been demobilized from the exploration site. The material has been transported from site and will be processed at De Beers Canada Inc.'s dense media separation laboratory in Grand Prairie. Results are expected late in the year.

The Company also began a diamond HQ core drilling program on the Anuri kimberlite, located on the Company's Rockinghorse property, in the month of March. The program is designed to collect approximately 20 tonnes of material and will provide detailed geological information, as well as diamond recoveries. This information will be used to further the determination of the economic potential of the kimberlite. The drilling program is expected to be completed by late May. The material will be transported

[1] Refer to the cautionary statement regarding forward looking financial information at the beginning of management's discussion and analysis.

from site and will likely be processed at Rio Tinto's dense media separation laboratory in Thunder Bay. Results are expected late in the third or fourth quarters of 2007.

In addition, a geophysics program began on the Rockinghorse property, with plans to expand this program to the Polar and Jericho Properties during May. The program will focus on magnetic surveys and may be expanded to include EM and gravity surveys. The program is designed to develop drill targets for the summer of 2007 and winter of 2008. Summer drilling programs are currently expected to be carried out on the Jericho property (on the Bird Lake kimberlite complex) and the Polar property. Geochemical anomalies indicate a trend of over 1,000 metres on the Bird Lake kimberlite complex; the drill program will attempt to outline pipes associated with the known kimberlite dyke system. Several high-priority geophysical targets have been identified on the Polar property with further analysis of the related till data to be completed prior to the beginning of the drill program. In total, the Company expects to spend approximately $8 million on exploration programs throughout 2007. These programs will be funded by existing flow-through funds raised in 2006.

Mr. Dale Mah, P. Geol., is Tahera's qualified person as defined in National Policy 43-101 for its exploration programs and has supervised the preparation of the exploration information included in this report. Mr. Mah is an employee of Tahera and is not considered independent of the Company.

Financial Condition / Capital Resources

As noted above, the Company fully utilized the winter ice road to transport fuel and bulk supplies to the Jericho Diamond Mine for the upcoming year. As a result, the Company's supplies inventory balance increased by $11.2 million (net of first quarter consumption) and accounts payable and accrued liabilities increased by $15.2 million as compared to December 31, 2006. Accounts receivable have also increased by $3.7 million, due to the accrual of refundable taxes on fuel purchased during the quarter and the significant increase in GST receivable caused by the high volume of purchases.

Diamond inventory and deferred revenue balances both decreased since year-end, as sales continued to occur on a more timely basis.

Deferred exploration and development expenditures increased by $4.1 million, as compared to December 31, 2006, due to spending of $5.3 million on the Company's winter exploration program, offset by depletion on producing properties of $1.2 million. Of the total exploration and development spending for the quarter, $3.5 million was spent on Jericho Group properties, which comprise properties in the vicinity of the Jericho Diamond Mine.

The net book value of capital assets at March 31, 2007 was $106.6 million, a decrease of $0.3 million from the balance at December 31, 2006. The decrease is largely due to the amortization of mine-related capital assets, which totalled $3.7 million for the quarter, offset by additional capital expenditures of $3.5 million. The additional capital expenditures, which included large capital outlays related to ongoing dam construction at the Jericho site, are net of a downward adjustment in capitalized future site restoration costs of $0.5 million.

Aside from accrued interest incurred during the first quarter of 2007, there have been no changes in the balances of the Company's long-term debt and short-term debt held with Tiffany & Co. The Company's

deferred financing costs, which were shown as a long-term asset at December 31, 2006, were reclassed as an offset to long-term debt on January 1, 2007, in accordance with the accounting pronouncements adopted by the Company on that date and described in more detail below.

The Company received a revised mine closure cost estimate for the Jericho Diamond Mine in early 2007, resulting in a reduction in future site restoration costs of $0.5 million. This cost reduction was offset by additional liabilities and accretion expense for the quarter of $0.1 million.

The total number of outstanding common shares at March 31, 2007 of 187,250,000 is unchanged from December 31, 2006. The decrease in share capital for the period of $3.0 million relates entirely to the tax liability associated with the renouncement of flow-through expenditures, which is treated as a share issuance cost under generally accepted accounting principles. At March 31, 2007, the Company has outstanding options, warrants and restricted share rights that are exercisable (subject to the satisfaction of vesting requirements) into approximately 34.1 million additional common shares, which could potentially provide the Company with proceeds of approximately $49.5 million, if exercised. In addition, 22.5 million common shares and 11.25 million common share purchase warrants were issued subsequent to the quarter end.

Results of Operations

The Company operates in two identifiable segments within the diamond industry: mining and exploration. The mining segment consists of the production and sale of rough diamonds from the Company's wholly-owned Jericho Diamond Mine, while the exploration segment consists of exploration and development activities on the Company's non-producing mineral properties. All of the Company's revenues and operating losses are derived from the mining segment through the sale of rough diamonds, in accordance with the terms of the Company's Diamond Purchase and Marketing Agreement with Tiffany & Co.

The following table provides the operating results and cash flows for each of the past eight quarters:

Table 1 - Quarterly Information (unaudited)
(presented in accordance with Canadian GAAP, in thousands of Canadian dollars except per share data)

	Quarters Ending In			
	2007	**2006**		
	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Revenues	10,513	4,339	1,279	-
Net Loss	(14,740)	(17,378)	(10,771)	(879)
Net Loss per Share - Basic and Diluted [(1)]	(0.08)	(0.10)	(0.07)	(0.01)
Cash Flows From (Used In):				
Operating Activities	(12,398)	(12,362)	6,238	1,125
Investing Activities	(7,253)	(1,204)	(11,647)	(17,328)
Financing Activities	(463)	30,265	5,126	7,842
Net (Decrease) Increase in Cash	(20,114)	16,699	(283)	(8,361)

	Quarters Ending In			
	2006	2005		
	Mar. 31	Dec. 31	Sep. 30	Jun. 30
Revenues	-	-	-	-
Net Income (Loss)	3,432	(1,381)	(658)	(866)
Net Earnings (Loss) per Share - Basic and Diluted [1]	0.02	(0.01)	(0.00)	(0.01)
Cash Flows From (Used In):				
Operating Activities	(659)	(2,483)	(585)	(290)
Investing Activities	(18,841)	(24,762)	(17,324)	(34,687)
Financing Activities	23,557	34,053	(196)	24,754
Net Increase (Decrease) in Cash	4,057	6,808	(18,105)	(10,223)

(1) Per share information has been retroactively restated to give effect to the one-for-five share consolidation that was approved by the Company's shareholders on May 15, 2006.

During the first quarter of 2007, the Company recognized revenues of $10.5 million, as compared to $4.3 million for the fourth quarter of 2006 and $1.3 million for the third quarter of 2006, which are the only other periods during which the Company's Jericho Diamond Mine has been in commercial production. The Company received cash proceeds of $8.3 million during the first quarter related to diamond production. Cost of goods sold for the three months ended March 31, 2007 of $26.3 million included $21.0 million of mining, processing and overhead costs and $5.3 million of amortization and depletion of operating assets. The resulting operating loss for the quarter and year-to-date was $15.7 million. Since the Company was not in commercial production during the first quarter of 2006, no revenues or costs of goods sold were recorded for the comparable period in the prior year.

Corporate, general and administrative expenses for the three months ended March 31, 2007 totalled $1.1 million, representing a decrease of $0.3 million over the same period in the prior year. Salary expenses for the period are lower than in 2006 by $0.1 million, due to a decrease in stock-based compensation expense, offset partially by an increase in headcount. General office expenses have also decreased as compared to 2006 by $0.1 million, due to significant cost reduction efforts related to the production and distribution of the Company's shareholder materials. Smaller cost savings were also achieved in various other administrative cost categories.

During the three months ended March 31, 2007, the Company incurred interest expense of $0.8 million, as compared to interest income of $0.2 million for the comparable period in 2006. The increase in interest expense is due to the cessation of capitalizing interest associated with the Jericho Diamond Mine, following the commencement of commercial production on July 1, 2006.

In the first quarter of 2006, the Company reduced the carrying value of one of its mineral properties by $61,000, following an assessment by management of the future development potential of this property. During the same period in 2007, no writedowns were recorded.

During the three months ended March 31, 2007, the Company renounced flow-through expenditures totalling $8,360,000, which resulted in an income tax recovery of $3,020,000 due to a reduction in the income tax valuation allowance that was taken to offset the additional tax liability arising from the renouncement.

During the same period in 2006, the Company recorded an income tax recovery of $4,855,000, as a result of renouncing flow-through expenditures of $13,440,000 to investors.

As a result of the above factors, the net loss for the three months ended March 31, 2007 was $14.7 million, as compared to net income of $3.4 million for the same period in 2006.

Cash Flows

The Company's cash and cash equivalents position decreased by $20.1 million during the first three months of 2007 to $7.4 million at March 31, 2007.

Cash outflows from operating activities for the three months ended March 31, 2007 totalled $12.4 million, due to continued high operating costs and an unfavourable change in non-cash working capital items. By contrast, the Company had operating cash outflows during the comparable three-month period in 2006 of only $0.7 million, since the Company had not commenced commercial production at that time.

Investing activities for the first quarter of 2007 consisted primarily of exploration spending of $2.7 million on the winter exploration program and capital additions of $4.2 million. In the first quarter of 2006, investing activities were higher by $11.6 million, due primarily to the fact that the Jericho Diamond Mine was in the testing and commissioning phase, which required large investments in supplies inventory and capital assets. Spending on reclamation deposits, the timing of which is determined by the Company's various land leases and water permits, was also lower for the first quarter of 2007 than the same period in 2006.

Cash outflows from financing activities were minimal for the first quarter of 2007 and consisted primarily of capital lease principal repayments of $0.5 million. By contrast, proceeds of $13.5 million from the exercise of outstanding stock options and warrants and additional draws totalling $10.4 million pursuant to the credit facility in place with Tiffany & Co. accounted for the majority of the cash inflows from financing activities during the first quarter of 2006.

Liquidity

The Company's working capital position at March 31, 2007 is a deficit of $11.2 million, as compared to a positive working capital position of $13.4 million at December 31, 2006. The Company's cash balance at March 31, 2007 is $7.4 million, as compared to $27.6 million at December 31, 2006, due primarily to the significant working capital requirements incurred in the first quarter of 2007, as fuel and other bulk supplies for the 2007 full calendar year were purchased during that period in order to fully utilize the winter ice road to the Jericho Diamond Mine.

As a result of the lower cash balance at the end of the first quarter, the Company completed a financing transaction immediately after the end of the quarter. The Company sold 22,500,000 units from treasury at a price of $1.00 per unit for total proceeds of $22,500,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.40 on or before April 17, 2009. The Company granted the underwriters an over-allotment option to purchase up to 3,375,000 additional units

any time up to 30 days from the closing of the offering. To date, none of these additional units have been purchased.

In addition, the Company drew the remaining $2.5 million available under the Company's working capital facility with Tiffany & Co. subsequent to March 31, 2007.

The Company's contractual obligations and committed expenditures as of March 31, 2007 are outlined in table 2.

Table 2 - Contractual Obligations as at March 31, 2007
(in thousands of Canadian dollars)

		Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Purchase Obligations	$	1,784	899	885	-	-
Long-Term Debt Repayments		38,890	7,940	19,046	11,904	-
Operating Lease Obligations		1,363	380	704	279	-
Capital Lease Obligations		10,464	3,077	5,729	1,658	-
Total Contractual Obligations	$	52,501	12,296	26,364	13,841	-

Factors Affecting Comparability of Quarters

The Company's transition from a diamond exploration and development company to a diamond mining company began in early 2005 when full construction and development on the Jericho Diamond Mine commenced. The project achieved substantial physical completion at the end of 2005 and proceeded through the testing, commissioning and pre-operating phase during the first six months of 2006, reaching commercial production on July 1, 2006. With the commencement of commercial production, capitalization of development and pre-operating costs ceased and the Company began to recognize, for the first time, revenues from diamond sales and the associated costs. As a result of these developments, the comparability of the first quarter of 2007 and the third and fourth quarters of 2006 with previous quarters is not representative.

The net loss for the first quarter of 2007 is only slightly lower than the loss from the preceding quarter, as the Company continues to experience operating cost overruns, significant amortization and depletion of mining and processing assets and writedowns of diamond inventory to the lower of cost and market. Net losses prior to the third quarter of 2006 consisted primarily of corporate, general and administrative costs, with no offsetting revenues, since the Company had not achieved commercial production at that time. Net income in the first quarter of 2006 was positively affected by the tax effect associated with the renouncement of flow-through expenditures.

Cash outflows from operating activities fluctuate due to changes in working capital balances, while quarterly financing activities tend to be affected by proceeds from public and private share issuances, proceeds from significant exercises of stock-based instruments and draws against the Company's credit and working capital facilities. Cash flows used in investing activities were significant from the beginning of 2005 to the third quarter of 2006 when construction of the Jericho Diamond Mine was underway.

Transactions with Related Parties

Transactions with related parties are measured at the exchange amounts and for the three months ended March 31, 2007 are as follows:

(a) The Company incurred costs totalling approximately $5,000 (2006 - $nil) under its Technical Support Agreement with Teck Cominco Limited, a significant shareholder of the Company. This amount is unpaid as of March 31, 2007.

(b) An officer of the Company also serves as a director for Wolfden Resources Inc. ("Wolfden"). During the three months ended March 31, 2007, the Company sold a portion of its fuel inventory to Wolfden for $1,139,000 (2006 - $nil). As at March 31, 2007, $302,000 (March 31, 2006 - $nil) is owed to the Company by Wolfden.

Non-GAAP Financial Measures

References to "cash operating costs" are operating costs before non-cash stock-based compensation expense and non-cash future site restoration expense. References to the "value of production" represent the value of rough diamonds produced, based on the Government Diamond Valuations. Management believes that the inclusion of cash operating costs enables readers to better understand the impact of certain non-cash items and that, during the start-up year of operations, the inclusion of value of production data allows readers to better understand value generated by current operations, regardless of the timing of revenue recognition and, as such, both provide useful supplemental measures in evaluating the performance of Tahera. Cash operating costs and value of production are not measures recognized by GAAP and they do not have a standardized meaning under GAAP. Management cautions readers that cash operating costs should not be construed as an alternative to operating costs as determined in accordance with GAAP, and that the value of production may differ from the final amount of revenue recognized in the Company's financial statements. Tahera's method of calculating cash operating costs and the value of production may differ from the methods used by other companies. See table 3 below for a reconciliation of operating costs to cash operating costs.

Table 3 - Reconciliation of Operating Costs to Cash Operating Costs (unaudited)
(in thousands of Canadian dollars)

	Quarter Ended Mar. 31, 2007
Operating Costs Under GAAP [1]	$ 17,342
Non-Cash Items:	
Stock-Based Compensation Expense	(130)
Future Site Restoration Expense	(62)
Cash Operating Costs	$ 17,150

[1] Operating costs for the quarter ended March 31, 2007 are split between cost of goods sold and diamond inventory.

Accounting Estimates, Change in Accounting Policies and Risks and Uncertainties

The procedures used by the Company to determine accounting estimates and risks and uncertainties affecting the Company remain unchanged from the year-end results reported in the 2006 annual report. The Company adopted the following additional accounting policies and procedures during the three months ended March 31, 2007 as a result of new accounting pronouncements:

Financial Instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, *Comprehensive Income,* CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* CICA Handbook Section 3861, *Financial Instruments – Disclosure and Presentation,* CICA Handbook Section 3865, *Hedges* and CICA Handbook Section 3251, *Equity*.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Under Section 3855, financial instruments must be classified into one of the following five categories: held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and restricted deposits as held-for-trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, short-term debt and long-term debt have been classified as other financial liabilities, which are measured at amortized cost.

The Company's investment in equity securities has been designated as available-for-sale and was thus revalued at the date of adoption to fair value. Previously, these investments had been written down to a nominal value. This revaluation as of January 1, 2007, resulted in the recognition of an unrealized gain of $74,000, net of taxes. During the three months ended March 31, 2007, the Company recognized an additional unrealized gain of $10,000. The total unrealized gain of $84,000 has been included in other comprehensive income.

Changes in fair value of the Company's restricted deposits, which are comprised of debt securities and interest-bearing bank deposits, are included in interest income each period.

Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The Company's adoption of Section 3251 resulted in expanded disclosure of its components of shareholders' equity.

Signed: R. Peter Gillin
R. Peter Gillin
Chairman and CEO

Signed: Andrew Gottwald
Andrew Gottwald
Vice-President Finance, Administration and CFO

Toronto, Canada
May 3, 2007

Consolidated Balance Sheets

(Unaudited, in thousands of Canadian dollars)

	March 31, 2007	December 31, 2006
Assets		
Current Assets		
Cash and cash equivalents (note 3)	$ 7,443	$ 27,557
Accounts receivable	6,964	3,255
Prepaid expenses	1,903	1,140
Investments	84	-
Inventory (note 4)	20,104	12,933
	36,498	44,885
Deferred Exploration and Development, net (note 5)	86,366	82,263
Capital Assets (note 6)	106,629	106,922
Restricted Deposits	13,827	13,473
Deferred Financing Costs (notes 2 and 7(b))	-	411
	$ 243,320	$ 247,954
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 27,059	$ 11,826
Other current liabilities	1,964	1,942
Short-term debt (note 7(a))	5,755	5,636
Current portion of long-term debt (note 7(b))	7,848	4,762
Deferred revenue	5,049	7,303
	47,675	31,469
Deferred Lease Inducements	76	76
Long-Term Debt (note 7(b))	30,651	33,331
Capital Lease Obligations (note 8)	5,576	6,175
Future Site Restoration Costs (note 9)	3,679	4,042
	87,657	75,093
Commitments (note 14)		
Shareholders' Equity		
Share Capital (note 10)		
Common shares	186,489	189,509
Common Share Purchase Warrants	9,212	9,212
Contributed Surplus (note 10(b))	5,527	5,049
	201,228	203,770
Deficit	(45,649)	(30,909)
Accumulated Other Comprehensive Income	84	-
	(45,565)	(30,909)
	$ 243,320	$ 247,954

See accompanying Notes to the Consolidated Financial Statements.

Approved on behalf of the Board:

Signed: Peter Gillin — Signed: Andrew Adams

Consolidated Statements of Loss and Deficit
Three Months Ended March 31
(Unaudited, in thousands of Canadian dollars, except per share data)

	2007	2006
Revenues	$ 10,513	$ -
Cost of Goods Sold		
Operating expenses	20,951	-
Amortization and depletion of operating assets	5,311	-
Operating Loss	(15,749)	-
Corporate, General and Administrative Expenses	(1,111)	(1,384)
Amortization of Non-Operating Assets	(103)	(64)
Other Items		
Interest (expense) income, net (note 7(c))	(765)	160
Other income	8	-
Foreign exchange loss	(40)	-
Write down of deferred exploration and development (note 5)	-	(61)
Loss for the Period before Income Taxes	(17,760)	(1,349)
Recovery of (Provision for) Income Taxes (note 12)		
Current	-	(74)
Future (note 10(a))	3,020	4,855
Net (Loss) Income for the Period	(14,740)	3,432
Deficit - Beginning of Period	(30,909)	(5,313)
Deficit - End of Period	$ (45,649)	$ (1,881)
(Loss) Earnings per Share - Basic and Diluted (note 10(c))	$ (0.08)	$ 0.02

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Loss and
Accumulated Other Comprehensive Income
Three Months Ended March 31
(Unaudited, in thousands of Canadian dollars, except per share data)

		2007		2006
Comprehensive (Loss) Income				
Net (loss) income for the period	$	(14,740)	$	3,432
Unrealized gain on available-for-sale securities during period		10		-
Comprehensive (Loss) Income	$	(14,730)	$	3,432
Accumulated Other Comprehensive Income				
Balance - Beginning of Period	$	-	$	-
Impact of adoption of new accounting pronouncements (note 2)		74		-
Adjusted Balance - Beginning of Period		74		-
Unrealized gain on available-for-sale securities during period (note 2)		10		-
Balance - End of Period	$	84	$	-

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Three Months Ended March 31

(Unaudited, tabular amounts in thousands of Canadian dollars)

	2007	2006
Cash Flows From (Used In):		
Operating Activities:		
(Loss) income for the period	$ (14,740)	$ 3,432
Items not affecting cash -		
Amortization and depletion	5,414	64
Stock-based compensation	417	426
Future income taxes	(3,020)	(4,855)
Accretion expense	62	-
Write down of deferred exploration and development	-	61
Other	2	69
	(11,865)	(803)
Changes in non-cash working capital items -		
Accounts receivable	(3,318)	71
Prepaid expenses	(763)	(380)
Inventory	(7,568)	-
Accounts payable and accrued liabilities	13,370	453
Deferred revenue	(2,254)	-
	(12,398)	(659)
Investing Activities:		
Investment in supplies inventory prior to commercial production	-	(8,852)
Deferred exploration and development, net of non-cash transactions	(2,710)	(1,676)
Capital assets, net of non-cash transactions	(4,189)	(5,996)
Restricted Deposits	(354)	(2,317)
	(7,253)	(18,841)
Financing Activities:		
Deferred financing costs	(3)	(29)
Proceeds from long-term debt	-	10,385
Repayment of capital lease obligations	(460)	(314)
Issue of common shares and warrants for cash	-	13,515
	(463)	23,557
Net (Decrease) Increase in Cash and Cash Equivalents	(20,114)	4,057
Cash and Cash Equivalents - Beginning of Period	27,557	15,445
Cash and Cash Equivalents - End of Period	$ 7,443	$ 19,502
Cash and Cash Equivalents are Comprised of:		
Cash	$ 7,443	$ 15,348
Short-term deposits	-	4,154
	$ 7,443	$ 19,502
Supplemental Information:		
Interest paid	$ 171	$ 94
Income taxes paid	$ -	$ 49

See accompanying Notes to the Consolidated Financial Statements. Non-cash transactions are described in the corresponding notes to which the transactions relate.

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

1. Nature of the Business and Continuing Operations

Tahera Diamond Corporation (the "Company" or "Tahera") is a mineral exploration and mining company and is engaged primarily in the exploration for and mining of diamond deposits. On July 1, 2006, the Company commenced commercial production at its wholly-owned Jericho Diamond Mine.

The Company's continuing operations and the recoverability of the carrying value of the Company's mineral properties and capital assets are dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain financing to complete its development and mining plans and the profitability of future operations, or alternatively upon the disposal of the interests on an advantageous basis. The consolidated financial statements have been presented on the basis that the Company is a going concern, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. Additional financing is being sought to finance the operations of the Company and to carry out the Company's mining plans; however, there is no assurance that sufficient funds can or will be raised.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and note disclosure normally included in the annual consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for the fair presentation have been included in these consolidated financial statements.

The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2006, except as follows:

Financial Instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, *Comprehensive Income,* CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* CICA Handbook Section 3861, *Financial Instruments – Disclosure and Presentation,* CICA Handbook Section 3865, *Hedges,* and CICA Handbook Section 3251, *Equity.*

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company has adopted this section on a prospective basis.

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

2. Significant Accounting Policies (continued)

Financial Instruments (continued)

Under Section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification; held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and restricted deposits as held-for-trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, short-term debt and long-term debt have been classified as other financial liabilities, which are measured at amortized cost.

The Company's investment in equity securities has been designated as available-for-sale and was thus revalued at the date of adoption to fair value. Previously, these investments had been written down to a nominal value. This revaluation as of January 1, 2007, resulted in the recognition of an unrealized gain of $74,000, net of taxes. During the three months ended March 31, 2007, the Company recognized an additional unrealized gain of $10,000. The total unrealized gain of $84,000 has been included in other comprehensive income.

Changes in fair value of the Company's restricted deposits, which are comprised of debt securities and interest-bearing bank deposits, are included in interest income each period.

Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method. The adoption of Section 3855 had no effect on the carrying value of the Company's deferred financing costs.

The Company's adoption of Section 3251 resulted in expanded disclosure of its components of shareholders' equity.

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

3. Cash and Cash Equivalents

The cash and cash equivalents balance at March 31, 2007 includes $5,774,000 (December 31, 2006 - $7,900,000) of segregated funds, which have been designated for exploration expenditures required to satisfy flow-through commitments resulting from flow-through common share financings completed in 2006. These funds will be used to fund short-term exploration programs. The remainder of cash and cash equivalents may only be used towards the repayment of the Company's long-term and short-term debt, working capital required to maintain operations at the Jericho Diamond Mine, and exploration spending as approved by the Company's lender.

4. Inventory

	March 31, 2007	December 31, 2006
Rough diamond inventory	$ 6,494	$ 10,498
Supplies inventory	13,610	2,435
	$ 20,104	$ 12,933

5. Deferred Exploration and Development

	Net Book Value December 31, 2006	Expenditures During the Period	Writedowns During the Period	Depletion During the Period	Net Book Value March 31, 2007
Producing Properties -					
Jericho Diamond Mine					
Exploration and development expenditures	$ 35,876	$ -	$ -	$ (925)	$ 34,951
Deferred pre-production operating costs, net	9,299	-	-	(240)	9,059
	45,175	-	-	(1,165)	44,010
Non-Producing Properties -					
Jericho Group (excluding Jericho Diamond Mine)	16,693	3,517	-	-	20,210
Polar Project	13,816	96	-	-	13,912
Rockinghorse Group	3,055	1,141	-	-	4,196
Hood River Group	1,444	-	-	-	1,444
Other	2,080	514	-	-	2,594
	37,088	5,268	-	-	42,356
	$ 82,263	$ 5,268	$ -	$ (1,165)	$ 86,366

In addition to exploration and development costs associated with various smaller properties, the "Other" category includes general and unallocated costs relating to ongoing exploration programs. These costs will be allocated to the individual properties following the conclusion of each exploration program.

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

5. Deferred Exploration and Development (continued)

During the three months ended March 31, 2006, the Company reduced the carrying value of a property contained within the Hood River Group by $61,000, following an assessment by management of the future development potential of this property.

6. Capital Assets

	March 31, 2007		
	Cost	Accumulated Amortization	Net
Jericho Diamond Mine	$ 119,710	$ (13,931)	$ 105,779
Exploration equipment	1,639	(1,258)	381
Office equipment	1,137	(668)	469
	$ 122,486	$ (15,857)	$ 106,629

	December 31, 2006		
	Cost	Accumulated Amortization	Net
Jericho Diamond Mine	$ 116,249	$ (10,183)	$ 106,066
Exploration equipment	1,578	(1,220)	358
Office equipment	1,123	(625)	498
	$ 118,950	$ (12,028)	$ 106,922

Included in the Jericho Diamond Mine balance are certain assets under capital leases. As at March 31, 2007, these assets have a cost of $10,874,000 (December 31, 2006 - $10,993,000) and a net book value of $7,023,000 (December 31, 2006 - $7,676,000).

7. Debt

(a) Short-Term Debt

As of March 31, 2007, total principal and interest outstanding under the Company's working capital facility with Tiffany & Co. was $5,755,000 (December 31, 2006 - $5,636,000) of the total available facility of $8,000,000. The interest rate on the balance outstanding is 8.375%. Interest on borrowed amounts is compounded monthly, with all accrued interest repayable on September 30, 2007 and monthly thereafter. The working capital facility is available until December 31, 2007 and is repayable at the Company's discretion or on demand by the lender.

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

7. Debt (continued)

(b) Long-Term Debt

	March 31, 2007	December 31, 2006
Credit facility - Tiffany & Co.	$ 38,890	$ 38,093
Less: Deferred financing costs (note 2)	(391)	-
	38,499	38,093
Less: Current portion	(7,848)	(4,762)
	$ 30,651	$ 33,331

The interest rate on the balance outstanding at March 31, 2007 is 8.375%. Principal and interest repayments are scheduled to commence on September 30, 2007.

(c) Interest, net

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Interest on short-term debt	$ 119	$ -
Interest on long-term debt	797	577
Interest on capital leases	170	95
Miscellaneous interest expense	1	-
	1,087	672
Capitalized interest (1)	-	(656)
	1,087	16
Interest income	(322)	(176)
Interest expense (income), net	$ 765	$ (160)

(1) Represents interest capitalized to the Jericho Diamond Mine prior to the commencement of commercial production.

8. Capital Lease Obligations

	March 31, 2007	December 31, 2006
Obligations under capital lease	$ 7,514	$ 8,093
Less: Current portion (included in other current liabilities)	(1,938)	(1,918)
	$ 5,576	$ 6,175

Certain of the Company's equipment and infrastructure assets associated with the Jericho Diamond Mine are under capital lease. Interest on the leases is at a combination of floating and fixed rates ranging from 5.46% to 11.75% per annum, as at March 31, 2007. The underlying assets secure the lease.

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

9. Future Site Restoration Costs

		March 31, 2007
Obligation - Beginning of period	$	4,042
Liabilities incurred		44
Accretion expense		62
Liabilities settled		-
Revisions in estimated cash flows		(469)
Obligation - End of period	$	3,679

The determination of the fair value of the liability assumes undiscounted estimated future cash flows needed to settle the liability incurred to March 31, 2007 of approximately $5,908,000 (December 31, 2006 - $6,569,000), which are expected to be expended at the end of the mine life in 2014 and beyond. These estimated future cash flows have been discounted at credit-adjusted risk-free rates ranging from 6.75% to 8.50%.

10. Share Capital

Authorized -
- Unlimited number of common shares
- Unlimited number of a class of preferred shares issuable in series

Issued and outstanding common shares	Note	Number of Shares		Share Capital
		(in thousands)		
Balance - December 31, 2006		187,250	$	189,509
Income tax effect of flow-through share renouncement	(a)	-		(3,020)
Balance - March 31, 2007		187,250	$	186,489

(a) During the three months ended March 31, 2007, the Company renounced $8,360,000 (2006 – $13,440,000) of exploration expenditures under its flow-through share program, resulting in a future tax liability and a reduction to share capital in the amount of $3,020,000 (2006 - $4,855,000). The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets of $3,020,000 (2006 - $4,855,000). The resulting decrease in the valuation allowance has been shown as a future income tax recovery on the Consolidated Statement of Loss and Deficit.

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

10. Share Capital (continued)

(b) The following table discloses the change in contributed surplus for the three months ended March 31, 2007:

		March 31, 2007
Contributed surplus - Beginning of period	$	5,049
Stock-based compensation, net of forfeitures		478
Contributed surplus - End of period	$	5,527

(c) (Loss) earnings per share amounts have been retroactively restated to reflect the common share consolidation that was approved by special resolution of the shareholders on May 15, 2006. The following table discloses the number of shares utilized in the (loss) earnings per share calculation for the periods indicated (share information is in thousands of shares):

		Three Months Ended March 31, 2007		Three Months Ended March 31, 2006
Net (loss) income for the period	$	14,740	$	3,432
Weighted-average number of shares outstanding		187,250		149,096
Dilutive effect of options, warrants and restricted share rights		-		8,376
		187,250		157,472
Number of anti-dilutive options, warrants and restricted share rights		34,124		278

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

11. Stock-Based Compensation Plans

(a) Stock Option Plan

(number of options in thousands)		March 31, 2007
Fixed Options	Options	Weighted Average Exercise Price
Outstanding at beginning of period	7,178	$ 1.79
Granted	1,583	1.11
Exercised	-	-
Expired and forfeited	(202)	2.68
Outstanding at end of period	8,559	$ 1.64
Options exercisable at end of period	6,731	$ 1.60

The fair value assigned to the stock options granted during the three months ended March 31, 2007 was $706,000 (2006 - $285,000). The Company recognized compensation expense for the quarter of $304,000 (2006 - $416,000) and increased contributed surplus by the same amount in respect of stock-based employee compensation awards under the Company's stock option plan. Of the total compensation expense recorded for the period, $265,000 (2006 - $149,000) was charged to expense and $39,000 (2006 - $267,000) was capitalized to deferred exploration and development and capital assets.

(b) Restricted Share Plan

(number of rights in thousands)	March 31, 2007
	Restricted Share Rights
Outstanding at beginning of period	763
Granted	438
Exercised	-
Expired and forfeited	-
Outstanding at end of period	1,201
Rights exercisable at end of period	818

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

11. Stock-Based Compensation Plans (continued)

(b) Restricted Share Plan (continued)

The fair value of the restricted share rights granted during the quarter ended March 31, 2007 was $490,000 (2006 - $7,500). The Company recognized compensation expense for the period of $291,000 (2006 - 632,000) and increased contributed surplus by the same amount in respect of restricted share rights granted under the Restricted Share Plan. Of the total compensation expense recorded for the period, $269,000 (2006 - $277,000) was charged to expense and $22,000 (2006 - $355,000) was capitalized to deferred exploration and development and capital assets.

12. Income Taxes

The recovery of future income taxes of $3,020,000 (2006 - $4,855,000) relates to the tax effect of renouncing exploration expenditures under the Company's flow-through share program (see note 10(a)).

The Company also has future tax assets, which have been fully offset by a valuation allowance as at March 31, 2007.

13. Related Party Transactions

Transactions with related parties are measured at the exchange amounts and for the three months ended March 31, 2007 are as follows:

(a) The Company incurred costs totalling approximately $5,000 (2006 - $nil) under its Technical Support Agreement with Teck Cominco Limited ("Teck"), a significant shareholder of the Company. This amount is unpaid as of March 31, 2007.

(b) An officer of the Company also serves as a director for Wolfden Resources Inc. ("Wolfden"). During the three months ended March 31, 2007, the Company sold a portion of its fuel inventory to Wolfden for $1,139,000 (2006 - $nil). As at March 31, 2007, $302,000 (March 31, 2006 - $nil) is owed to the Company by Wolfden.

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

14. Commitments

The following table summarizes, as at March 31, 2007, certain of the Company's long-term contractual obligations and commercial commitments for each of the next five years and thereafter:

	Due Within						
	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Purchase obligations	$ 899	$ 476	$ 409	$ -	$ -	$ -	$ 1,784
Long-term debt repayments	7,940	9,523	9,523	9,523	2,381	-	38,890
Operating lease obligations	380	386	318	279	-	-	1,363
Capital lease obligations	3,077	3,055	2,674	933	725	-	10,464
	$ 12,296	$ 13,440	$ 12,924	$ 10,735	$ 3,106	$ -	$ 52,501

15. Segmented Information

The Company operates in two identifiable segments within the diamond industry, mining and exploration. Segment reporting started on July 1, 2006 with the commencement of commercial production at the Jericho Diamond Mine. Prior to that date, the Company operated in only one segment. The following chart provides further information about the Company's identifiable segments:

Notes to the Consolidated Financial Statements

(tabular amounts in thousands of Canadian dollars)

15. Segmented Information (continued)

	Mining	Exploration	Corporate & Unallocated	Three Months Ended March 31, 2007
Revenues	$ 10,513	$ -	$ -	$ 10,513
Cost of goods sold	26,262	-	-	26,262
Operating loss	(15,749)	-	-	(15,749)
Corporate, general and administrative expenses	-	-	(1,111)	(1,111)
Amortization of non-operating assets	(23)	(41)	(39)	(103)
Interest expense, net	(826)	-	61	(765)
Other income	-	-	8	8
Foreign exchange loss	(40)	-	-	(40)
Recovery of income taxes - current	-	-	-	-
Recovery of income taxes - future	-	-	3,020	3,020
Net loss	$ (16,638)	$ (41)	$ 1,939	$ (14,740)
Capital asset expenditures, net of non-cash transactions	$ 4,087	$ 75	$ 27	$ 4,189

	Mining	Exploration	Corporate & Unallocated	March 31, 2007
Total assets	$ 190,311	$ 50,428	$ 2,581	$ 243,320

It is impracticable to determine the proportion of revenues attributable to different geographic areas.

16. Subsequent Events

(a) On April 17, 2007, the Company completed the sale of 22,500,000 units from treasury at a price of $1.00 per unit for total proceeds of $22,500,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $1.40 on or before April 17, 2009. The Company granted the underwriters an over-allotment option to purchase up to 3,375,000 additional units any time up to 30 days from the closing of the offering. To date, none of these additional units have been purchased.

Notes to the Consolidated Financial Statements
(tabular amounts in thousands of Canadian dollars)

16. Subsequent Events (continued)

(b) Pursuant to the Company's credit agreement with a wholly-owned subsidiary of Tiffany & Co. (see note 7(a)), the Company has drawn funds totalling $2,500,000 under the working capital facility subsequent to March 31, 2007.

17. Comparative Amounts

Certain comparative balances have been reclassified to conform to the current year's presentation.